                                                     Filed by Unocal Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                           Subject Company: Pure Resources, Inc.
                                                   Commission File No. 001-15899
                                                        Dated: September 4, 2002

        On September 4, 2002 Unocal Corporation made the following presentation:



                                      2002

                                LEHMAN BROTHERS

                                CEO ENERGY/POWER

                                   CONFERENCE

                               UNOCAL CORPORATION

                             CHARLES R. WILLIAMSON
                       CHAIRMAN & CHIEF EXECUTIVE OFFICER

                                    New York

                               September 4, 2002

                               [UNOCAL (76) LOGO]

                                     UNOCAL

                        A STRONG PORTFOLIO OF E&P ASSETS
--------------------------------------------------------------------------------

>>   ESTABLISHED LEGACY ASSETS
       North America, Thailand, Indonesia, Azerbaijan

>>   NEW DEEPWATER OIL DEVELOPMENTS
       Indonesia, Gulf of Mexico

>>   LARGE ASIAN GAS DISCOVERIES
       Deepwater Indonesia
       Thailand, Bangladesh, Vietnam

>>   LEVERAGED EXPLORATION PROGRAMS
       Deep shelf Gulf of Mexico
       Deepwater Indonesia, Gulf of Mexico

                                     UNOCAL

                                  OUR STRENGTHS

--------------------------------------------------------------------------------

>>   Builder of SUCCESSFUL INTERNATIONAL BUSINESSES

>>   Huge discovered / unbooked ASIAN GAS RESOURCES

>>   Major player in U.S. NATURAL GAS market

>>   OPERATIONS EXCELLENCE - costs, drilling, safety

>>   SHAREHOLDER FOCUSED - committed to performance

                              UNOCAL RESOURCE BASE

--------------------------------------------------------------------------------

RESERVES (MMBOE)                                PRODUCTION (MBOE/D)
   12/31/2001                                       2001 AVERAGE



     [PIE CHART]                                       [PIE CHART]

Far East    - 47% [854]                         Far East     - 38% [189]
Other Intl. - 15% [267]                         Other Intl.  -  6% [30]
Lower 48    - 27% [489]                         Lower 48     - 41% [209]
Alaska      -  6% [109]                         Alaska       -  8% [43]
Canada      -  5% [99]                          Canada       -  7% [33]

TOTAL: 1,818 MILLION                            TOTAL: 504,000 BARRELS
BARRELS OF OIL EQUIVALENT                       OF OIL EQUIVALENT PER DAY
        62% gas                                         66% gas
        38% oil                                         34% oil

                          NORTH AMERICAN E&P COMPANIES

                         WORLDWIDE OIL & GAS PRODUCTION

--------------------------------------------------------------------------------
                                MMBOE (12/31/01)

                                  [BAR GRAPH]

ENCANA      - 2,350
ANADARKO    - 2,305
BURLINGTON  - 1,968
UNOCAL      - 1,818
DEVON       - 1,620
KERR-MCGEE  - 1,509
APACHE      - 1,267
TALISMAN    - 1,181
EOG         -   705
PIONEER     -   672
OCEAN       -   601

Source:  JP Morgan

                          NORTH AMERICAN E&P COMPANIES

                         WORLDWIDE OIL & GAS PRODUCTION

--------------------------------------------------------------------------------
                                 MBOE/D (2001)

                                  [BAR GRAPH]

ENCANA     - 646
ANADARKO   - 544
UNOCAL     - 504
TALISMAN   - 419
BURLINGTON - 397
DEVON      - 369
APACHE     - 344
KERR-MCGEE - 298
EOG        - 183

Source:  Bloomberg

                             2002 OPERATIONAL RECAP

--------------------------------------------------------------------------------

>>   5 MAJOR NEW DEVELOPMENTS ON SCHEDULE / ON BUDGET
        (AIOC, West Seno, Mad Dog, Pailin II, Thai oil)

>>   SUCCESSFUL APPRAISAL PROGRAMS UNDER WAY
        (Trident, Ranggas, South Kenai gas)

>>   HIGH-SCOPE EXPLORATION ONGOING
        (DW Indonesia, GOM Deep Shelf, DW GOM)

>>   ASIAN GAS PROGRESS
        (Indonesia, Thailand, Vietnam, Bangladesh, China)

                           2002 FINANCIAL PROJECTIONS

--------------------------------------------------------------------------------

>>   Earnings per share: $1.70 - $1.90

>>   DCF per share: $7.25 - $7.40

>>   ROE: 13% - 14.5%

>>   Debt/Market Cap: < 45%

                                     UNOCAL

                            INTERNATIONAL OPERATIONS

--------------------------------------------------------------------------------

     [MAP OF COUNTRIES: NETHERLANDS, AZERBAIJAN, CHINA, BANGLADESH, CONGO,
           BRAZIL, MAYANMAR, THAILAND, VIETNAM, INDONESIA, AUSTRALIA]


PRODUCTION (2001):

>>   895 MMCFD
>>   70,000 BOPD

RESERVES (12/31/01):

>>   1,121 MMBOE

                        UNOCAL INDONESIA - E. KALIMANTAN
--------------------------------------------------------------------------------

[] UNOCAL PSC AREAS
[] UNOCAL DEEPWATER DISCOVERIES

[SMALL MAP OF BRUNEI,
 MALAYSIA, KALIMANTAN]                  [LARGE MAP OF COAST]

                               DEEPWATER INDONESIA

                                CONTINUED SUCCESS

--------------------------------------------------------------------------------

>>   West Seno production expected April 2003

>>   Ranggas oil / gas discovery nearly appraised

>> 2003 exploration focused on deeper target oil plays and new outboard acreage

>> Big gas (> 10 TCF) and condensate discoveries partly appraised; scoping for acceleration underway

                     INDONESIA -- W. SENO FIELD DEVELOPMENT
--------------------------------------------------------------------------------


PHASE 1                PHASE 2          - 60 MBOPD/150 MMCFD CAPACITY
                                        - 48-52 WELLS
                                        - 2 TLPS
[PICTURE OF        [PICTURE OF          - 1 SPREAD-MOORED FPU BARGE
   WELL]              WELL]             - OIL AND GAS PIPELINE TO SANTAN
                                        - EXISTING OIL STORAGE AND OFFLOADING
                                        - GAS TIE-IN TO BONTANG NETWORK
                                        - PHASE I: $415 MM NET UNOCAL
                                        - PHASE II: $200 MM NET UNOCAL
2003 - 2005


[UNOCAL LOGO]

                            SOUTHERN AREA DEEPWATER:
                              BIG GAS & CONDENSATE

--------------------------------------------------------------------------------

[] UNOCAL PSCS
[] OTHER OPEATORS' PSCS

[MAP OF BONTANG LNG PLANT, SANTAN TERMINAL, BALIKPAPAN [2 - 2.5 TCF GAS; 50-150
   MM BBL. COND.], GULA [1-8 TCF* - A SUPER GIANT], GANAL BLOCK, GANDANG AND
           GENDALE [GANDANG-GENDALO- 1.5 - 3.8 TCF* PLUS CONDENSATE]



* P10-P90 GROSS DISCOVERY VOLUMES
  UCL WORKING INTEREST 80%

                    INDONESIA DEEPWATER: "BIG GAS" IS GOOD!
--------------------------------------------------------------------------------

>> Bontang LNG plant market share is allocated in proportion to each company's share of certified Kutei Basin gas reserves

>>   Bontang plant input:
        - Existing LNG trains: 3450 MMCFD
        - Train I [plait expansion]: 525 MMCFD

>> Large DW gas reserves would put Unocal in position to supply 30-to-50% of plant's future consumption

>>   Unocal's deepwater gas potential reserves on current acreage: 5 - 10 TCF
     (net)

                         INDONESIA -- BONTANG LNG PLANT

                         ADDITIONAL GAS MARKET POTENTIAL

--------------------------------------------------------------------------------
[MMCF/D]

                                   [BAR GRAPH]

                            AIOC DEVELOPMENT PROJECT

--------------------------------------------------------------------------------
                       [MAP OF TBILISI, BAKU AND CEYHAN]


PROPOSED MAIN EXPORT PIPELINE
-----------------------------

>>   Route: Baku - Tbilisi - Ceyhan

>>   Cost: - $3 billion

>>   70/30 debt/equity project finance

>>   Capacity: 1 MM BOPD

>>   First oil delivery planned 1Q 2005

>>   Unocal working interest: 8.9%


AIOC CONTRACT AREA (in Baku)
------------------

>>   4.3 TO 7.3 BILLION BARRELS OF OIL RECOVERABLE BY 2024

>>   Successful "early oil" project now producing ~130,000 BOPD

>>   Unocal has 10.28% interest

>>   Phase I adds 375,000 BOPD at peak

>>   Phase II adds 400,000 BOPD at peak


                                                                     [AIOC logo]

                                  CASPIAN SEA                        [AIOC logo]
                              AIOC - A WORLD CLASS

                                 OIL DEVELOPMENT

--------------------------------------------------------------------------------

>>   Unocal is second-largest owner after BP

>>   4.3 to 7.3 billion barrels of oil recoverable by 2024

>>   Full field development now under way

>>   B-T-C pipeline approved, financed and ready to begin construction

                    UNOCAL NET PRODUCTION WILL INCREASE FROM
                    13,000 BOPD TODAY TO >80,000 BOPD BY 2008

                                 AOIC PRODUCTION
                              800,000 BOPD BY 2008
--------------------------------------------------------------------------------

                                   [BAR GRAPH]

                      AIOC: INCREASINGLY MATERIAL TO UNOCAL

--------------------------------------------------------------------------------

>>   Over 140 MMBO of reserve adds expected over next five years at ~ $5.00 F&D

>> Net production from approved developments expected to reach >60,000 BOPD in 2007 & >80,000 BOPD in 2008 (equivalent to 16% of Unocal's current production)

>>   CURRENT EARNINGS MARGIN OF $7.50 PER BARREL CLIMBS TO ~ $10.00 BY 2007

                          THAILAND - MYANMAR - VIETNAM

--------------------------------------------------------------------------------

                               [MAP OF THAILAND]

LEASE AREAS
-----------
MYANMAR
THAILAND
VIETNAM

PIPELINES

---------
EXISTING
PROPOSED

XX POWER PLANTS
XX INDUSTRIAL

                               UNOCAL IN THAILAND

--------------------------------------------------------------------------------

>>   Over 3 decades of successful energy development

>> ~ 1 BCFD gross production from 13 fields in the Gulf of Thailand (Unocal net ~ 600 MMCFD)

>> Unocal production supports ~ 1/3 of Thailand's electricity generation and ~ 1/4 of total energy supply

>>   Large resource base and extensive infrastructure in place

>> Innovative, low-cost drilling and development techniques successfully employed

                               THAILAND / MYANMAR
                  CONTINUED MARKET GROWTH, NEW OIL PRODUCTION
--------------------------------------------------------------------------------
                             UNOCAL NET PRODUCTION

                                  [BAR GRAPH]

                                 UNOCAL THAILAND
                         WHERE OUR GROWTH WILL COME FROM
--------------------------------------------------------------------------------

>>   Continued strong market growth for natural gas

>>   Yala / Plamuk oil facilities upgrade and reservoir performance improvement

>>   Proposed third pipeline from Gulf of Thailand contract areas to shore

>>   Development of Arthit discovery

                           THAILAND POWER CONSUMPTION
                                  1999 -- 2002

--------------------------------------------------------------------------------

                                     [GRAPH]

                        Vietnam -- An Emerging Gas Market

--------------------------------------------------------------------------------

                              [MAP OF DISCOVERIES]

                                   BANGLADESH

                           WORLD CLASS GAS RESOURCES

--------------------------------------------------------------------------------

                                               [MAP OF BANGLADESH - DISCOVERIES
                                  including bibiyana, Jalalabad, Moulavi Bazar)]


>>   Producing > 80 MMCFD [gross] from Jalalabad; recent peak as high as 130
     MMCFD

>> Potential for significant additional domestic deliveries beginning late 2002/early 2003

>>   Export rhetoric continues, but productive dialogue is occurring

>>   Giant discoveries in place, waiting to serve domestic or export markets

                         CHINA: XIHU TROUGH NATURAL GAS
--------------------------------------------------------------------------------

>> Xihu area is 21 sq. miles;
   ~ 300 ft. water depth;
   ~ 200 mi. offshore

>> 21 exploration wells drilled
   since 1980

                              [MAP OF SOUTH CHINA]

>> 12 hydrocarbon discoveries
   (underdeveloped natural gas)

>> Resource potential: ~ 4 TCF

>> Attractive East China Market

>> Unocal negotiating for a 20% interest

                      UNBOOKED ASIAN OIL & GAS DISCOVERIES
                              (POTENTIAL RESERVES)
--------------------------------------------------------------------------------

        THAILAND/MYANMAR        2-3 TCFE
        VIETNAM                 1-3 TCF
        BANGLADESH              2-5 TCF
        INDONESIA               5-10 TCFE
        TOTAL:                  10-21 TCFE
                                (1.7 - 3.5 BBOE)

                                     UNOCAL
                            NORTH AMERICAN OPERATIONS
--------------------------------------------------------------------------------

                             [MAP OF NORTH AMERICA]

PRODUCTION (2001):
>> 1,110 MMCFD
>> 100,000 BOPD

RESERVES (12/31/01):
>> ~ 700 MMBOE

                        IMPROVING NORTH AMERICAN MARGINS

--------------------------------------------------------------------------------

KEY ACTIVITIES
--------------


>> Aggressively pursuing deep shelf and deepwater exploration in the Gulf of Mexico

>> Reducing emphasis and capital for near-term, small-scale exploitation & exploration projects

>>   Offering to acquire 100% interest in Pure Resources

>>   Building on Canadian business performance improvements

>> Restructuring Gulf of Mexico and Alaska operations to significantly improve cost structure

>>   Re-engineering shared services for greater efficiencies

                        BUILDING A SUSTAINABLE BUSINESS
                       IN THE GULF REGION WILL REQUIRE...
--------------------------------------------------------------------------------

>>   Deep shelf exploration success

>>   Paced and focused deepwater exploration program

>>   Relentless optimization of asset portfolio

>>   Continued improvement in drilling and completion efficiency

>>   Reduced direct and indirect cost structure

                       TARGETING DEEP SHELF OPPORTUNITIES
                               KEY GOM PROSPECTS
--------------------------------------------------------------------------------
                 [MAP OF COASTAL TEXAS, LOUISIANA AND ALABAMA]


                                                2002 DEEP SHELF DRILLING PROGRAM
                                                --------------------------------
                                                  - 12 GROSS EXPLORATION WELLS
                                                  - TARGETS: 50 - 400 BCF
                                                  - UCL W.I. (RANGE): 33% - 75%




.... September 2002 inventory update

                            GULF OF MEXICO DEEPWATER
                                2002-2003 PROGRAM
--------------------------------------------------------------------------------

>> Continue appraisal of Trident discovery, including assessment of co-development options

>>   Appraise K2 discovery (currently drilling)

>>   Proceed with Mad Dog development

>>   Push for commercialization of Mirage discovery

>>   Drill 3 - 4 Central Gulf prospects in 2003

          - Prospect sizes: 200 - 1,000 MMBOE (gross)

          - Expected UCL net capex: $ 45-75 MM

          - Focus on areas near major discoveries

                                  MAD DOG FIELD
--------------------------------------------------------------------------------


[MAP OF DRILLING AREAS]                     FIRST PRODUCTION: 2004

                                        RISKED FULL-FIELD RECOVERY POTENTIAL

                                          - 4 exploration/appraisal wells
                                          - 200 - 450 MMBOE (P10-P90)


                                        PRODUCTION CAPACITY

                                          - 80,000 BOPD
                                          - 50 MMCFD


                                        MAD DOG OWNERSHIP

                                          - BP       60.5% (operator)
                                          - BHP      23.9%
                                          - Unocal   15.6% (13.275% net)

                               TRIDENT DISCOVERY
                     PERDIDO FOLDBELT/ALAMINOS CANYON AREA
--------------------------------------------------------------------------------
                              [MAP OF WELL AREAS]

                               TRIDENT DISCOVERY
                     PERDIDO FOLDBELT/ALAMINOS CANYON AREA
--------------------------------------------------------------------------------

>>   Trident #1 discovery well (8/01) encountered 300+ feet of pay

>>   Trident #2 appraisal well (1/02) confirmed lateral continuity of reservoir

>>   High-quality oil (40+ API gravity)

>>   200-400 MMBOE gross resource potential

>>   Unocal has 59.5% working interest

                              UNOCAL DEEPWATER GOM
                          NEAR-TERM PROSPECT INVENTORY
--------------------------------------------------------------------------------

    [MAP OF COASTAL TEXAS, LOUISIANA, MISSISSIPPI AND ALABAMA - DISCOVERIES]

UNOCAL (W.I.) DISCOVERIES
OTHER DISCOVERIES
UNOCAL PROSPECTS

                            CANADA/NORTHROCK SUMMARY
--------------------------------------------------------------------------------

>>   Annual production: 33,000 BOE/D (~ 2/3 gas & NGL)

>> Annual spend of $140 MM, 2/3 of which is for exploitation and development (E&D) activities

>> E&D activities concentrated in Southeast and Southwest Saskatchewan, plus Alberta

>>   Performance has been improving on core E&D over last two years

>> Frontier exploration plays in Northwest Territories, British Columbia and Foothills in Alberta

>> Two key discoveries in 2002 (still tight) & aggressive addition of surrounding acreage have created significant trend upside

                                     UNOCAL
                           NORTH AMERICAN OPERATIONS
--------------------------------------------------------------------------------

        [MAP]              UNOCAL CURRENTLY OWNS 65% OF PURE RESOURCES

                        >> PRODUCTION: ~ 65,000 MBOED
                                      (~ 2/3 GAS)

                        >> RESERVES: ~ 245 MMBOE
                                    (~ 2/3 GAS)

                        >> ACTIVITIES MAINLY FOCUSED ONSHORE IN PERMIAN &
                           SAN JUAN BASINS

UNOCAL - PURE RESOURCES                                    [PURE RESOURCES LOGO]
     EXCHANGE OFFER
--------------------------------------------------------------------------------

BASIC TERMS:

     - Pure stockholders to be offered 0.6527 shares of Unocal common stock for each share of Pure not currently owned (35%)

     - Offer expected to commence on or about 9/5; will remain open for 20 business days

     -    Unocal would issue approximately 12 MM shares to cover exchange


FINANCIAL IMPACT TO UNOCAL:

     - Neutral to earnings; provides access to Pure's operating cash flow (~ $200 MM / year)

     -    Slight improvement in debt-to-cap & cash flow ratios

UNOCAL - PURE RESOURCES                                    [PURE RESOURCES LOGO]
     EXCHANGE OFFER
--------------------------------------------------------------------------------

BENEFITS TO UNOCAL:

- Cash flow from Pure's assets can be directed to highest-return opportunities in UCL's global portfolio

-    Potential for $15 MM in pre-tax cost reductions

- Would give Unocal a direct foothold in several significant emerging Permian Basin deep gas plays

-    Would provide asset portfolio rationalization opportunities

                                 WHERE WILL OUR
                          PRODUCTION GROWTH COME FROM?
--------------------------------------------------------------------------------

>>   INDONESIA DEEPWATER (West Seno, Ranggas, Bangka, M. Besar)

>>   AIOC (Phases 1 & 2)

>>   GULF OF MEXICO DEEPWATER (Mad Dog, Trident, K2, Mirage)

>>   GULF OF MEXICO DEEP SHELF (exploration success)

>>   THAILAND (market development, possible third pipeline, Arthit)

>>   CHINA (Xihu Trough)

                              MAJOR E&P OPERATIONS
                           WHAT TO WATCH FOR IN 2003
--------------------------------------------------------------------------------

>>   Gulf of Mexico

     - Deepwater exploration program focused around significant industry discoveries

     -    Full-year deep shelf exploration program

>>   Indonesia

     -    West Seno on track to begin production in April

     -    Ranggas development initiated

     - Deeper target oil exploration; gas & condensate appraisal programs continue

                              MAJOR E&P OPERATIONS
                           WHAT TO WATCH FOR IN 2003
--------------------------------------------------------------------------------

>>   Thailand

     -    Moderate production growth to meet growing market

>>   Azerbaijan

     -    AIOC Phases 1 & 2 development

     -    Construction begins on B-T-C export pipeline

>>   Long-term Asia gas projects

     -    Continued progress in accelerating development
          (Thailand, Indonesia, Vietnam, Bangladesh, China)


ADDITIONAL INFORMATION AND WHERE TO FIND IT

     In connection with the proposed transaction, Unocal expects to file an exchange offer prospectus and related materials with the Securities and Exchange Commission. These materials will contain important information. Investors and security holders are advised to carefully review this document and related materials when they become available. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Unocal with the commission at the commission's web site, www.sec.gov. Copies of the exchange offer prospectus, as well as Unocal's related filings made with the Commission, may also be obtained from Unocal's Investor Relations Department at 310-726-7667.

     This presentation contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.


                                     #####